Mail Stop 0409

October 5, 2004

Frederick H. Krause, Esq.
Las Vegas Sands Corp.
3355 Las Vegas Boulevard South
Las Vegas, Nevada 89109

Re:	Las Vegas Sands Corp.
		Registration Statement on Form S-1, filed on September 3,
2004
		File No.  333-118827

Dear Mr. Krause:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Supplementally provide us with an analysis as to why the exchange of shares of Las Vegas Sands Opco for the common stock of Las Vegas Sands Corp. should not be integrated with this offering. In this connection, please provide us supplementally with a copy of the agreement for the exchange of shares and file this agreement as an exhibit. Further, please include the identity of all shareholders of Las Vegas Sands Opco, the number of shares held by each shareholder, the exchange ratio, and how such ratio was determined.
2. We note your disclosure on page 164 that you anticipate that you will undertake a directed share program. Please supplementally describe the mechanics of how and when these shares are offered and sold to investors in the directed share program. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when you and the underwriters have notified or will notify the directed share investors, including the types of communications used or to be used. Discuss the procedures these investors must follow in order to purchase the offered securities. Are directed share purchasers required to establish accounts before the effective time, and, if so, what if any funds are put in newly established brokerage accounts before the effective date? How do the procedures for the directed share program differ from the procedures for the general offering to the public? In addition, if any of the recipients of the shares or their associates, employees or affiliates are broker-dealers registered with the NASD, please tell us how you will comply with the NASD`s rules relating to "hot" IPOs, if applicable. Please also supplementally provide us with copies of all materials to be used in connection with the directed share program.
3. Prior to printing and distributing your preliminary prospectus, please supplementally provide us with copies of the graphics or artwork that you intend to use in your prospectus. We may have comments after reviewing those materials.
4. We note in various places that you cite supporting third party sources for your disclosure and in other places you provide various statistics but do not provide a supporting source. For example we note statistics relating the number of visitors traveling to Las Vegas under the heading "The Las Vegas Market" on page 7 that you attribute to the Las Vegas Convention and Visitors Authority and still other statements in the final carry-over paragraph on page 3 that Macau had $3.6 billion in gaming revenue in 2003 and that there were 1.1 million visits to Macau in 2003, for which you do not provide a source. Please supplementally provide us with copies of all supporting materials cited in your registration statement.
Please highlight or otherwise indicate the portions of those materials that support your disclosure. In addition, please tell us whether each of these reports or sources was publicly available or whether it was commissioned by you. If such sources are not publicly available, please revise to file a consent as required by Rule 436 of Regulation C. Finally, please provide source information for all statistics cited in your registration statement.
5. Please disclose the web address for your website in your prospectus. See Item 101(e)(2) of Regulation S-K.

Cover Page
6. We note the last sentence on the cover page that "underwriters expect to deliver the shares against payment in New York, New York on __________, 2004." All information that is not key to an investment decision should be moved off the cover page. Please revise or advise. See our Plain English Handbook available at www.sec.gov.
7. We note the disclosure regarding your intent to list the shares on the New York Stock Exchange. Please refer to the preliminary note to
Item 202 of Regulation S-K and advise or revise.


Prospectus Summary, pages 1 - 18
8. Please limit your summary to a brief description of the key aspects of your business and this offering. Detailed information about your individual properties, competitive strengths, and strategies is more appropriate for the body of the prospectus. You may also shorten your summary by eliminating repetition of items that appear within the body of your prospectus. We note in this regard that all of the text under the headings "Other Business Opportunities," "Business Strategy and Competitive Strengths" and "Global Expansion Strategy" in your summary is repeated in your Business section. Please revise your registration statement to eliminate repetition.
9. Please revise your opening paragraph to clarify that the prospectus summary contains the material terms of the offering.
10. Please eliminate all cross-references from your summary.
11. Please eliminate the EBITDA disclosure from the third paragraph on page 1 and the first full paragraph on page 3, and elsewhere throughout the beginning of your summary, since that information already appears in the appropriate context and with the required
reconciliation information on page 18.   Similarly, the disclosure of
other limited operating data such as pro forma net income for the six months ended June 30, 2004, net income for a two month period and "table drop" is more appropriate for the summary pro forma financial data on page 16 where it can be seen in a more balanced context.
12. Please revise the forepart of the summary to describe the pre-formation transactions with the shareholders of LV Sands Opco and Interface and revise to disclose all benefits to affiliates as a result of such transactions, quantifying such benefits to each affiliate. In this connection, we note that the Sands Expo Center and the redeemable preferred interest in the Venetian Casino Resort was acquired indirectly from Mr. Adelson, your principal stockholder in July 2004. We note further that Mr. Adelson owns 72.3% of common stock of LV Sands Opco, which holds the common stock of the Venetian Casino Resort. We note further that you made a $27 million equity contribution to Interface-Group Nevada, the direct owner of the Expo Center which is beneficially owned by Mr. Adelson, and that such amount was used to repay amounts outstanding under a prior mortgage loan.
13. Please revise the forepart of the summary to disclose the value of the aggregate consideration paid for the Sands Expo Center and the Venetian Casino Resort, including the 220,370 shares of LV Sands Opco`s common stock based on the midpoint of the range, the value of the common stock based on the midpoint of the range that will be issued for the common stock interest of Opco which owns the Venetian, the value of options, distributions of the redeemable preferred interest, and equity contributions.
14. Please revise to disclose how you valued the consideration for the Sands Expo Center and the Venetian Casino Resort, and whether you obtained independent third party appraisals of the Sands Expo Center and the Venetian Casino Resort. If you did not obtain such independent appraisals, please revise to disclose that the consideration paid to such affiliate(s) may exceed the fair market value of the properties and that the purchase agreement was not negotiated on an arms-length basis. Further, please revise to include risk factor disclosure regarding this risk.
15. Please revise the forepart of the summary to disclose the percentage of your outstanding common stock that Mr. Adelson will beneficially own and the consequences to investors of such control.
16. Since this is your initial public offering please relocate the information found under "Recent Developments" to another part of the summary.
17. Please revise here and throughout to disclose the dollar amount of the distribution to shareholders immediately prior to the conversion from a subchapter S corporation to a C corporation, identifying the stockholders to whom such distribution will be paid. Our Company, pages 1 - 7
18. Please revise the first paragraph to disclose the date you were organized.

Our Las Vegas Properties, pages 1 - 2
19. Please provide supplemental substantiation for your statements in the first paragraph under this heading and the second paragraph on page 80 that the Venetian Casino Resort is "one of the most successful properties on Las Vegas Boulevard," "one of the largest and most luxurious casino resorts in the world" and "one of the most productive properties on the Strip."
20. We note your reference here in the last sentence in the third paragraph on page 1 and in various other places throughout your prospectus of your occupancy rate during certain reporting periods. Please provide an explanation at the beginning of your summary of what this percentage represents. We note, in this regard, that you indicate your occupancy rate was 98.8% during the first six months of 2004, but go on to state that your mid-week rate during this period was only 97.9%. We assume that this means you are basing these percentages on some type of average over the indicated period but this is not entirely clear from your disclosure.
21. We refer to your mention of the Wynn Las Vegas Resort in the final carry-over paragraph on page 1 and numerous other times throughout your prospectus, notably in the final risk factor on page 24, related to your competition. Your repeated mention of the Wynn Las Vegas Resort throughout the summary and your prospectus tends to create the impression that you have some type of affiliation with that resort, when in fact you appear to consider them your competition. Please revise your disclosure to reduce or eliminate references to the Wynn Las Vegas Resort or clarify your relationship in such instances to that of competitors.
22.
Please provide support for your statements in the first full paragraph on page 2 that the Sands Expo Center is one of the largest convention and trade show destinations in the United States, that Las Vegas is one of the most visited convention and trade show destinations in the United States, that in 2003, approximately 5.7 million visitors attended trade shows and conventions in the United States and that the average overall occupancy rate in Las Vegas is 89.4%.

The Macau Properties, pages 2 - 4
23. Since it appears that the Macau government may still grant additional subconcessions for operating casinos in Macau, please revise your disclosure here and in the second paragraph on page 81 to indicate that you currently own the sole subconcession that has been approved by the government of Macau to operate a casino. In addition, it appears from your risk factor disclosure in the final paragraph on page 33 and from various publicly available news articles (see the June 24, 2004 edition of the Las Vegas Review Journal, online edition and the September 2, 2004 edition of the Las Vegas Sun, for examples), that Wynn Resorts Ltd. also holds a concession from the Macau government to build and operate casinos. Please revise your disclosure to more clearly indicate that your are not the sole Las Vegas casino operating in Macau.
24. Please provide a more detailed explanation of what you mean when you say that in July 2004 the Sands Macau had 1,075,310 visits, in the first full paragraph on page 3.
25. Please define what is meant by "table drop" in the first full paragraph on page 3.
Other Business Opportunities, page 4
26. Since the opportunities discussed under this heading are merely future plans that do not relate to any current materially committed assets or resources, their disclosure in your summary does not appear appropriate as they do not appear to represent a key aspect of your business or the offering. Please revise or advise.

Business Strategy and Competitive Strengths, pages 4 - 7
27. If you choose to retain this disclosure here in the summary, please balance your disclosure by including a separately captioned discussion of your competitive weaknesses and risks that you face.
28. Refer to the first bullet point on page 5. Please reconcile your disclosure in the second sentence that the events you sponsor generate more mid-week traffic than you are able to accommodate, with you subsequent disclosure in the final paragraph that your mid-week occupancy was only 97.9%.
29. Please revise your disclosure in the fourth bulleted paragraph on page 5 to describe in more detail how your "co-branding" strategy relates to the individuals and brands named in this paragraph. Do these brands maintain a physical presence in your facilities? Do you have co-marketing agreements with the owners of these brands? We may comment further.
30. Please provide more detail, in the first bulleted paragraph on page 7, about the nature of your database of premium players and how you use it in your marketing and sales efforts.

Sale of the Grand Canal Shoppes and Lease of Restaurant and Retail
Assets, page 10
31. Please define what a "tax distribution" is in the first paragraph under this heading and disclose the aggregate dollar amount of that distribution as well as the aggregate amount of the incentive payment referenced in the same paragraph. Include similar disclosure in the final paragraph on page 41.

Ownership Structure, page 12
32. Please revise the chart to include all ownership percentages in the chart, including the percentages for Senior Management, Mr. Adelson and affiliates and the public shareholders.
33. It appears that the detailed information in the first paragraph under this heading related to Mr. Adelson`s experience and background are more appropriate for the Management discussion, where the information can be placed into the appropriate context. Please revise or advise.

Summary Historical Financial and Operating Data, page 17
34. Disclose how the Other Operating Data are calculated for those line items that are not immediately apparent. This comment is also relevant to the table on page 47.

Risk Factors, pages 19 - 38
35. Please add a risk factor that describes the effect that your conversion to a Subchapter C corporation will have on your effective corporate tax rate after the offering and how this will be reflected in your future financial results.
36. It appears that a large component of your future success will depend in part on your ability to maintain an acceptable working relationship with General Growth Properties, Inc. We refer to your sale lease-back arrangements regarding the Phase II Mall and the Grand Canal Shoppes and the Cooperation Agreement described in detail on pages 137 - 138. Please include a risk factor describing the possible risks associated with an erosion of your relationship with General Growth Properties, Inc.
37. We note that almost $1 billion dollars of your currently available cash is designated as "restricted" in your unaudited pro
forma condensed consolidated balance sheet on page 52.   Please
include a risk factor highlighting the fact that almost 30% of your current assets are restricted and generally describing the applicable restrictions. In addition, please address these restrictions in your liquidity discussion under Management`s Discussion and Analysis.
38. We note your disclosure in the first bullet point on the bottom of page F-31 that your Senior Secured Credit Facility restricts your ability to make investments in Macau. Please add a risk factor discussing the possible loss of your concession and investment to date in the event you are unable to make sufficient investments in Macau as a result of restrictions imposed by your current debt instruments.

Risks Related to our Business, pages 19 - 24
Our business is subject to significant contingencies beyond our control which may significantly affect our financial condition, results of operations and cash flows, page 19
39. This risk factor heading and related disclosure is too generic and broad to provide any meaningful information to investors regarding any particular risk that you face. To the extent any individual risk discussed under this heading is material to your business, create a separate risk factor discussing that risk. With respect to any remaining risks that, together pose a material risk to you, please revise the risk factor heading to specifically identify the reasons why facts described in the text pose addition risk beyond that faced by any other company.
The terms of our debt instruments may restrict our current and future operations, particularly our ability to finance additional growth, respond to changes or take some actions, pages 21 -22
40. Please provide details, including but not limited to, quantifying the limitations in the first and second bullet points, the nature of the "other restricted payments" in the fifth bullet-point, the transactions referred to in the ninth bullet point, and quantify the maximum leverage ratio in the last bullet point.

Our insurance coverage may not be adequate to cover all possible losses that the Venetian Casino Resort, the Sands Expo Center or the Sands Macao could suffer. In addition, our insurance costs may increase and we may not be able to obtain the same insurance coverage in the future, pages 22 - 23
41. We note your statement that "certain" casualty events might not be covered at all under your policies. Please provide examples of casualty events that might not be covered by your current insurance.
42. Please revise to delete mitigating language from the risk factor. We note for example your statement that you believe, based on discussions with your insurance consultants that your level of insurance coverage is prudent.


We are a holding company and our only material source of cash is and will be distributions from our subsidiaries, page 24
43. It does not appear that the second paragraph under this heading belongs under this heading. We do not understand what "ventures" are being referenced in the final sentence under this heading for example.

The loss of our gaming license or our failure to comply with the extensive regulations that govern our operations could have an adverse effect on our financial condition, results of operations or cash flows, pages 26 - 27
44. Please provide more details about the nature, frequency and number of violations that were committed by Las Vegas Sands Opco as referred to in the fourth full paragraph on page 26. In addition, please supplementally advise us of any steps you have taken to minimize or eliminate future occurrences of the same or similar violations. We may comment further.
45. The disclosure set forth in the final carry-over paragraph on page 26 appears to describe a risk that is not listed in the risk factor heading. Please provide a separate risk factor that discussed the substantial limitations that might be placed upon a shareholder that does not meet the suitability requirements of the Nevada Gaming Commission, as described in detail on pages 105 - 106, as well as the risks described in this paragraph related to over 10% share ownership.

We are involved in a lawsuit with the construction manager regarding the original construction of the Venetian Casino Resort, which could have an adverse impact on our financial condition, results of operations or cash flows, pages 27 - 28
46. Please provide a very brief explanation of "quantum meruit" since an average investor is not likely to be familiar with this legal jargon.
47. We do not completely understand your assessment of the possible range of damages set forth in the second full paragraph on page 28. Please supplementally advise us how you believe that the arbitration and federal law claims resolution will affect the state law claims from a procedural prospective. Do you believe that they will somehow preempt the state law claims or that an award to you in the federal case could potentially exceed the state law award and that you would therefore end up netting a positive sum between the 2 actions?
48. We note your disclosure in the second full paragraph on page 28 that you cannot quantify the possible liability associated with costs and attorney`s fees. We assume that you have some accounting of charges you have incurred to date. Please disclose these charges and, if the construction manager has made a claim for reimbursement of costs and attorney`s fees, or you are otherwise aware of those costs, please disclose those amounts under this risk factor heading.
49. Since a judgment has been awarded against you in the state court claim, it is not clear why you state in the second paragraph on page 28 that no range of loss can be reasonably determined. Please revise or advise. If you have a good faith belief that your federal court claims will result in a damage award to you in excess of the state court award against you, please provide significantly more detail about the claims you have pending in federal court and the basis for your belief that you will be successful on those claims.

We will be obligated to pay liquidated damages in the event we have not substantially completed construction of the Phase II mall by an agreed-upon deadline, page 29
50. Please disclose whether your liability under the liquidated damages clause described under this heading provides for uncapped damages.

Our business relies on high-end, international customers to whom we extend credit, and we may not be able to collect gaming receivables from credit players, page 29
51. Please provide an approximate percentage of your business that is represented by the high-end customers described under this heading. Supplementally advise us whether the default of any single individual described under this heading could have a material effect on your business.
52. Please disclose the historic default rate for the credit customers you describe under this heading.

Industry and Market Data, page 40
53. We note your disclosure that certain information in your prospectus and that certain other information is based upon "good faith estimates" and that you have not "independently verified the information." Please note that you and the underwriters are responsible for the accuracy and completeness of the disclosure contained in your prospectus. To the extent you have obtained information or an opinion from a third party source and wish to provide an expert consent of the type contemplated by Rule 436 of the Securities Act, you may do so, but you may not attempt to minimize your responsibility for any disclosure contained in your prospectus. Please revise or advise.

Use of Proceeds, page 41
54. Please revise substantially to provide the specific purposes for which you intend to use the proceeds of the offering as well as the approximate amount or percentage of proceeds intended to be used for each purpose. We note in this regard your substantial outstanding indebtedness and several construction projects that are either contemplated, committed or in progress.

Capitalization, pages 42 - 43
55. We note your disclosure in the second bullet point on page 42 that your pro forma calculations give effect to the financing transactions. Your disclosure in the second paragraph on page 10 does not make clear, however, how much indebtedness is and will be retired as part of these transactions, what portion of your operating cash flow will be used in these transactions or how much of the Grand Canal Shoppes sale proceeds will be available for these transaction. Accordingly, your disclosure in the second bullet point on page 42 and elsewhere where you refer to the financing transactions does not provide useful data regarding your possible capitalization at any point in time. Please revise or advise.
56. Please advise us why you have assumed that term loans A and B, the FF&E credit facility and the Phase II mall construction loan were fully drawn for purposes of the capitalization table. This does not appear to be factually supportable, and is therefore not consistent with Article 11 of Regulation S-X.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page
49
57. Supplementally tell us why you have excluded the Interface transactions from the pro forma financial statements.

Unaudited Pro Forma Balance Sheet, page 52
58. Based on disclosures in the capitalization table, it appears that your pro forma balance sheet assumes that certain credit facilities obtained as part of the financing transactions are fully drawn. Please advise us of your basis that this pro forma adjustment is factually supportable or revise as necessary.
59. Please supplementally disclose the restrictions on the $951,510 that you have classified as restricted cash and cash equivalents in the financing transactions pro forma adjustments.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, pages 55 - 79
60. Please discuss the effect that inflation has had on you, if any, in the past year. See Item 305(a)(3)(iv) if Regulation S-K.
61.
Provide a discussion of the reasons for the following changes, and similar changes, reflected in your disclosure, including an analysis of whether these changes reflect a trend or a single event which is not expected to reoccur:
* increase in table game and slot machine volumes and win percentages in the first bullet point on page 61;
* an increase in table games drop at the Venetian Casino Resort in the sixth bullet point on page 61
* increased slot machine revenue in the first bullet point on page
65;
* improved table games receivables in the third paragraph on page 66;
* an increase in table games win percentage in the last bullet point on page 67; and
* higher hotel room occupancy in the first bullet point on page 68.

General, pages 55 - 58

The Grand Canal Shoppes, page 56
62. We refer to the second full paragraph after the bullet points on page 57. Please provide more detail about who is obligated to pay the $18.7 million under the lease termination and asset purchase agreements and under what circumstances those payments must be made.

Other Development Projects, page 58
63. Please expand your discussion under this heading to describe whether you have considered jurisdictional limitations on Internet gaming and related sanctions.
Operating Results, pages 60 - 69
64. Please define the terms "table games drop," "slot handle," "win or hold" and "drop and handle."
Six Months Ended June 30, 2004 compared to Six Months Ended June 30, 2003, pages 61 - 64
65. Please explain, in the first paragraph on page 62, what accounts for the difference between your room rate and the revenue you generated per available room in the six months ended June 30, 2004.
66. Please define what makes up "other revenues" referenced in the final paragraph on page 62.
67. We note your statement that the increase in Casino department expenses by 55.4%, was attributable in part to additional expenses related to the opening of the Sands Macao, which includes a 39% tax expense on casino revenues. Please revise to quantify the portion of the increase due to this tax and discuss future trends in light of them. Refer to Item 303(a)(3)(iii).
68. We note your statement that the increase in operating expenses by 46.3%, excluding the gain on sale of The Grand Canal Shoppes, was attributable in part to "developmental activities in the United Kingdom." Please revise to describe the nature of such developmental activities.
69. We note your statement that the increase in operating expenses by 46.3%, excluding the gain on sale of The Grand Canal Shoppes, was attributable in part to an increase in the provision for doubtful accounts that was the result of an increase in table games receivables at the Venetian Casino Resort. Please revise to explain what caused your receivables to increase by 40.7% and in light of historical results, please discuss future trends. In this connection, we note that for the year ended December 31, 2003 your provision for doubtful accounts had decreased by 62% over the previous year primarily as the result of improved collections of table games receivables. Refer to Release 33-8350.
70. Refer to the first full paragraph after the bullets on page 65. Please provide more detail about the "more stringent table games marketing parameters" in place in 2003 and why you adopted these new parameters.

Year Ended December 31, 2002 compared to Year Ended December 31, 2001, pages 67 - 69
71. Please reconcile your disclosure in the third bullet point on page 68 that your other revenues decreased by $0.6 million with the table on page 67 that suggest that this decrease was closer to $3.5 million.
72. Please provide more detail to describe "the refinancing transactions that took place in 2002" as described in the penultimate paragraph on page 69.

Liquidity and Capital Resources, pages 70 - 79

Aggregate Indebtedness and Other Known Contractual Obligations, page
71
73. Include in this table your contractual obligations to the government of Macau to invest additional funds in various development projects through June 2009. Reference is made to your disclosure on page 76. Also include any contractual lease obligations related to the Mall Sale as disclosed on page F-36.


Debt Instruments, page 76
74. Please elaborate upon your disclosure of restrictions on the ability of your subsidiaries to transfer funds to you. Reference is made to Item 4-08(e) of Regulation S-K. In addition, explain to us why you have not included Schedule I under Rule 5-04 of Regulation S-X.

Litigation Contingencies and Available Resources, pages 77 - 78
75. Please explain in more detail what the third party sources of available funds are as described in the first bullet point under this heading.

Quantitative and Qualitative Disclosure about Market Risk, page 78
76. The tabular presentation on page 79 does not include quantitative information related to your interest rate caps or any other derivatives that you use to manage interest rate risk as indicated on page F-14. Revise to include quantitative information related to these instruments. Refer to the Q&A guide to the market risk disclosures.

Business, pages 80 - 114
77. Please provide your year of formation and the year of formation for any material subsidiaries. Refer to Item 101(a)(1) of Regulation S-K.
78. Please discuss the importance to your business of all material trademarks, patents or other intellectual property rights. We note in this regard, exhibits 4.12 and 4.13, grants of security interest in certain United States Trademarks. Refer to Item 101(c)(iv) of Regulation S-K.

Overview, pages 80 - 82
79. Please provide substantiation for your statement in the third paragraph on page 80 that the Grand Canal Shoppes is one of the highest grossing malls per square foot in the United States.
80. Refer to the third full paragraph on page 82. Please include disclosure that indicates whether the development projects described will provide sufficient expenditures on your part to satisfy your obligation to the Macau government under your subconcession.
81. Since you have very little operating history for your facilities in Macau, it appears inappropriate to refer to your experience in Macau as a "success" as you have done in the fifth paragraph on page
82.  Please revise or advise.

Business and Marketing Strategy, pages 83 - 86
82. Please revise your statement in the final carry-over paragraph on page 83 that the Venetian Casino resort appeals to high-budget, weekend leisure and free and independent traveler to state that it is management`s opinion. In addition, please define what you mean by "free and independent traveler."

Global Expansion Strategy, pages 86 - 88
83. Please provide substantiation for your statement that there is a large demand for an Asian gaming environment in the final paragraph on page 87.
The Venetian Casino Resort, pages 89 - 91
84. Please define what "slot clubs" are in the final carry-over paragraph on page 89.
85. Provide substantiation for your statement in the second full paragraph on page 90 that the Sands Expo Center is one of the largest overall trade show and convention facilities in the United States.

Macau Casinos, pages 93 - 95
86. Please describe any circumstances under which Galaxy may terminate your subconcession.

Other Business Opportunities, page 95
87. Since you appear to have binding arrangements with 2 football clubs in the United Kingdom, please provide more details about the terms of these agreements, including a description of the services or products that will be provided and amounts that will be paid.

The Las Vegas Market, pages 95 - 99
88. Please provide substantiation for your statement in the final carry-over paragraph on page 96 that Las Vegas is among the most popular travel destinations in the United States.
89. Please provide details, in the second full paragraph on page 98, about how the competitors mentioned could possibly compete with you or harm your prospects, rather than just indicating how their presence helps your business.

The Macau Market, pages 99 - 102
90. Please revise your disclosure in the first full paragraph on page 100 and the first full paragraph on page 101 to remove references to compound rates of growth since this measurement shows only two snapshots in time and may not be representative of growth over the entire time period.

Advertising and Marketing, page 102
91. Please provide more detail about your marketing efforts that explains how you engage in direct marketing efforts to specific markets. For example, do you use telemarketing, mail campaigns or other tactics?

Regulation and Licensing, pages 103 - 111

Macau, pages 107 - 111
92. We note your discussion in the final full paragraph on page 110 regarding the payments you must make to the Macau government under your subconcession. Please disclose the method by which the variable portion of your annual premium payment is determined. Please also supplementally advise us whether these payments are fully reflected in your financial results for the six months ended June 30, 2004 or the year ended December 31, 2003. If they are not so reflected, please add a risk factor discussing the fact that your future Macau results will be lower as a result of these payments, and quantify the difference.

Employees, page 111
93. Please provide substantiation for your claim that you were voted "Best Place to Work in Southern Nevada" by the Southern Nevada Human Resource Association in the first paragraph under this heading.

Properties, page 112
94. Please clarify whether you own the parcels of land described outright with the exceptions of the security interests described.

Legal Proceedings, pages 112 - 114
95. Please supplementally explain to us why you have indicated in the final paragraph on page 113 that the state court judge "arguably" entered a judgment. Is there some dispute as to whether a judgment was entered?

Management, pages 115 - 128
96. Please provide substantiation for the statement in the description of Mr. Forman`s experience that COMDEX is the largest tradeshow in the United States.
Las Vegas Sands Opco 1997 Fixed Stock Option Plan, pages 121 - 122
97. We refer to your disclosure in the second paragraph on page 122 that Mr. Adelson "assumed Las Vegas Sands Opco`s obligations under the 1997 [stock option] Plan." Please explain in more detail what obligations Mr. Adelson assumed other than administration. Is he obligated, for example, to sell his own shares to optionees upon exercise of their options? In addition, please explain if Mr. Adelson will continue to retain these obligations after the completion of holding company merger.
Certain Relationships and Related Party Transactions, pages 131 - 135
98. Please revise to include the transaction involving the exchange of shares for the Las Vegas Sands Opco shares.
Acquisition of Interface Holding, page 131
99. Please detail, in the first paragraph on page 131, how you determined the purchase price for the capital stock of Interface Holdings.
100. Please include in your disclosure regarding the Interface acquisition a description of the $27 million equity contribution of to Interface Group-Nevada, Inc.
101. We note your statement that you valued the Sands Expo Center and the Venetian Casino Resort at $255 million. Please revise to disclose how you determined their value.
Transactions with Interface Holding, pages 131 - 132
102. We note that you entered into the transactions listed prior to your acquisition of Interface Holdings. Please revise your disclosure to indicate whether any or all of these transactions were modified or cancelled as a result of the acquisition.
103. Please indicate in the third full paragraph on page 131 whether the accrued amount of $133.5 million on the redeemable preferred interest has been paid and if so to whom.
104. Please describe the services that were provided to you by Interface Holdings under the Administrative Services Agreement in exchange for the payments described in the final carry-over paragraph on page 131.
105. We refer to your description of the lease agreement between you and Interface Group-Nevada in the second paragraph on page 132. Please provide additional details about how you arrived at the lease payment amounts under this agreement.

Cooperation Agreement, page 131
106. Please revise to disclose when the agreement was executed, why there have been no payments to date, and revise to disclose more details about the material terms of the agreement such as the agreements regarding construction and sharing of facilities and costs related to the facilities.

Registration Rights Agreement, page 132
107. Please indicate the aggregate number of shares that will be entitled to registration rights under the Registration Rights
Agreement described.

Transactions Related to Aircraft, page 133
108. Refer to the first full paragraph on page 133. Please clarify whether the amounts set forth in numbers (1) through (6) must be paid by you at all times or only during your use of the aircraft.
Tranche B Take-Out Loan and Principal Stockholder`s $20.0 million Guaranty of Tranche A Take-Out Loan, page 134
109. Please describe how you determined the appropriate interest rate for the take-out loan described in the last full paragraph on page 134.
Completion Guarantee, pages 134 - 135
110. We refer to your disclosure in the final carry-over paragraph at the bottom of page 134. Your disclosure does not make clear who took which actions regarding the guarantee described since the majority of it appears in the passive voice. Please revise your disclosure.

Other Transactions with our Principal Stockholder and his Family, page 135
111. Please provide more detail to described the services that Dr. Adelson, the principal stockholder`s stepdaughter and her husband provide to you.

Description of Indebtedness and Operating Agreements, pages 139 - 150
112. Refer to the events of default for your Senior Secured Credit Facility listed on page 142. We do not understand how "ERISA" is an event of default, as set forth in the 10th bullet point. Please revise or advise.
113. We note your disclosure in the third paragraph on page 143 of the amounts that Lido Casino Resort and Phase II Mall Subsidiary must expend from their own assets prior to accessing funds under your various loans. Please confirm that these amounts are included in your "restricted cash" column of the unaudited pro forma condensed consolidated balance sheet on page 52 or tell us why you do not consider these amounts restricted.
114. Please identify the contemplated lender for the Phase II Mall Construction Loan in the final carry-over paragraph on page 144.


Description of Capital Stock, pages 152 - 155
115. We note your disclosure in the third paragraph on page 152 that all of your outstanding common stock is, and when issued your common stock in this offering will be, fully paid and nonassessable. It does not appear that the company is qualified to make this statement as it is a legal conclusion. Please revise to indicate that this conclusion is the opinion of counsel, and provide the name of counsel from whom you received this opinion, or advise us.

Audited Financial Statements

Consolidated Statements of Operations, page F-4
116. Please revise the pro forma EPS data to state that it is such.

Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies

Property and Equipment, page F-10
117. Please supplementally confirm to us and disclose in this footnote that the useful life for leasehold improvements does not exceed the term of the associated lease.

Earnings (loss) Per Share, page F-10
118. Please include a reconciliation of the number of basic and diluted shares outstanding used in the computations of earnings per share.
119. It appears that no stock-based compensation expense was recognized for the periods presented. Please supplementally confirm to us and update your disclosure.

Note 4 - Restricted Cash and Cash Equivalents, page F-16
120. Please supplementally disclose why the proceeds from the Term B Facility $250 million single draw were only $185 million.

Note 6 - Property and Equipment, Net, page F-17
121. Disclose the causes of the significant increase in property and equipment in 2003.

Note 10 - Stockholders` Equity and Per Share Data, page F-24
122. Please update your disclosure to include the following:
* The weighted-average grant-date fair value of options granted during the year. If the exercise prices of some options differ from the market price of the stock on the grant date, weighted-average exercise prices and weighted-average fair values of options shall be disclosed separately for options whose exercise price (1) equals, (2) exceeds, or (3) is less than the market price of the stock on the grant date.
* A description of the method and significant assumptions used during the year to estimate the fair values of options, including the following weighted-average information: (1) risk-free interest rate,
(2) expected life, (3) expected volatility, and (4) expected dividends.
* Total compensation cost recognized in income for stock-based employee compensation awards.
* The terms of significant modifications of outstanding awards, if any.

Reference is made to paragraph 47 of SFAS 123.

Note 13 - Commitments and Contingencies

Energy Services Agreement, page F-28
123. Please define IGN.

Construction Litigation, page F-29
124. We note that you have not accrued for the $42 million net judgment against you in the State Court Action described on page F-
29. While you are appealing this verdict and you contend that the final conclusion of this matter is dependant upon the outcome of ongoing arbitration proceedings, it appears that as of the balance
sheet date, you may have   incurred a liability.  Please explain to
us why you have not accrued for this liability under SFAS 5 and specifically address why the loss is not considered to be probable in light of the judgment against the company.

Note 15 - Segment Information, page F-34
125. Please include the following information in your disclosure:
* Total expenditures for additions to long-lived assets other than financial instruments, long-term customer relationships of a financial institution, mortgage and other servicing rights, deferred policy acquisition costs, and deferred tax assets.

Reference is made to paragraph 28 of SFAS 131.

Note 16 - Subsequent Events (unaudited)

Stock Option Issuances, page F-37
126. Please supplementally confirm to us that the options granted in August 2004 have an exercise price of $1,500, and disclose the fair market value of the underlying stock on the date of grant. Also confirm to us whether or not this was the only option grant that has occurred since December 31, 2003.

Unaudited Consolidated Financial Statements
127. Please make revisions as necessary to the unaudited consolidated financial statements and footnotes based on our comments above.

Consolidated Balance Sheet, page F-47
128. Please supplementally advise us why the financing transactions (as presented on page 52) have been excluded from the pro forma column on this June 30, 2004 balance sheet.

Notes to Financial Statements

Note 4 - Long-term Debt

Redeemable Preferred Interest in Venetian Casino Resort, LLC, page F-
59
129. Please supplementally advise us of the mandatory redemption features of the redeemable preferred interest held by Interface Holding. We also request that you revise your disclosure to include information about settlement alternatives, if any, and identify the entity that controls the alternatives and update your note to include the disclosures required by paragraph 27 of SFAS 150.

Note 8- Summarized Financial Information, page F-68
130. We note from the information in Note 1 on page F-8 that LVSI owns all of the common stock in Venetian but not the preferred and accordingly Venetian is not wholly owned by LVSI. How did you conclude that you were eligible to present condensed consolidated financial statements under Rule 3-10 of Regulation S-X?

Part II

Item 15.  Recent Sales of Unregistered Securities, page II-2
131. Please revise to include the number of shares to be issued in the exchange of shares of Las Vegas Sands Opco for your common stock, the identity of the shareholders and the exchange ratio, and the number of options that will be converted into options to purchase shares of your common stock.
132. Please include a description of your August 2003 issuance of the Venetian Macao Senior Secured Notes, including an explanation of the exemption from registration upon which you relied for the issuance of the notes.


Exhibits
133. We note that you have indicated your intent to incorporate certain documents by reference in your exhibit index. In particular, you have incorporated exhibits 4.2, 4.5, 4.9, 10.5, 10.10 - 10.19,
10.22 - 10.24, 10.26, 10.29, 10.29, 10.31, 10.32, 10.34, 10.35,
10.37, 10.38, 10.40 and 10.41 from various filings of the "company." Since Las Vegas Sands Corp. is the "company" as defined in your prospectus, and the filings referenced appear to relate to Las Vegas Sands, Inc. please revise your exhibit captions accordingly.
134. Please file your legal opinion with the next amendment or provide a draft copy for us to review. We must review the opinion before the registration statement is declared effective and we may have comments on the opinion.


*  *  *  *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristi Beshears, Staff Accountant, at 202-824-5346 or Linda van Dorn, Senior Assistant Chief Accountant, at 202-942-1964 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus, Attorney-Advisor at 202-942-7184 or me at 202-942-1766 with any other questions.


Sincerely,



Elaine Wolff
Special Counsel

cc:	John C. Kennedy, Esq. (via facsimile)
	Paul, Weiss, Rifkind, Wharton & Garrison LLP

Las Vegas Sands Corp.
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